Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Market-Linked Notes Based on the iSTOXX® Europe Economic Growth Select 50 Index Due July-----, 2020

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying index:	The iSTOXX® Europe Economic Growth Select 50 Index (ticker symbol: “SXEEGSP”)
Pricing date:	July , 2018
Valuation date:	July , 2020
Maturity date:	July , 2020
Minimum payment at maturity:	$900.00 per note (90.00% of the stated principal amount)
Leverage factor:	140.00% to 160.00%*
Payment at maturity:

For each $1,000 stated principal amount note you hold at maturity, you will receive an amount in cash determined as follows:

▪  If the final index level is greater than the initial index level:
$1,000 + ($1,000 × the leverage factor × the index return)

▪  If the final index level is less than or equal to the initial index level:
$1,000 × the index performance factor, subject to the minimum payment at maturity

If the final index level depreciates from the initial index level, you will be exposed to the first 10% of that depreciation and your payment at maturity will be less than the stated principal amount per note. You should not invest in the notes unless you are willing and able to bear the risk of losing up to $100 per note. The notes are unsecured debt securities. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holding Inc. and Citigroup Inc.

CUSIP / ISIN:	17324CWU6 / US17324CWU60

* The actual leverage factor will be determined on the pricing date.

Key Definitions

Initial index level:	The closing level of the underlying index on the pricing date
Final index level:	The closing level of the underlying index on the valuation date
Index performance factor:	Final index level / initial index level
Index return:	The final index level minus the initial index level, divided by the initial index level

Hypothetical Payment at Maturity Diagram*

* Assumes that the leverage factor is equal to the lowest value indicated under Preliminary Terms.

This offering summary does not contain all of the material information an investor should consider before investing in the notes. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated June 29, 2018

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Selected Risk Considerations

•    You may not receive any return on your investment in the notes and may lose up to 10% of your investment. You will receive a positive return on your investment in the notes only if the underlying index appreciates from the initial index level to the final index level. If the final index level is less than the initial index level, you will lose 1% of the stated principal amount of the notes for every 1% by which the final index level is less than the initial index level, subject to a maximum loss of 10% of your investment.

•    The notes do not pay interest.

•    Your payment at maturity depends on the closing level of the underlying index on a single day.

•    Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index. You will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying index.

•    The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

•    Sale of the notes prior to maturity may result in a loss of principal.

•    The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•    The estimated value of the notes on the pricing date will be less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement.

•    The value of the notes prior to maturity will fluctuate based on many unpredictable factors.

•    There can be no assurance that the underlying index will outperform the parent index from which its component companies are selected, and the underlying index may in fact significantly underperform the parent index.

•    The underlying index methodology relies to a significant extent on proxy measurements that may not accurately measure what they seek to measure.

•    Although the underlying index attempts to select component companies with relatively high dividend yields, you will not receive any dividends as a holder of the notes.

•    Low-volatility, high dividend stocks may have less growth potential than other stocks.

•    The data used by the underlying index may be outdated.

•    The historical measures used by the underlying index to select component companies may not be accurate predictors of future performance.

•    The projected GDP growth figures used by the underlying index may be a poor predictor of actual GDP growth.

•    Revenues are not profits and may be a poor indicator of a component company’s exposure to the economy of a given country.

•    The GDP growth of a country to which a particular company has significant revenue exposure may be a poor predictor of the performance of that company.

•    Hypothetical back-tested underlying index performance information is subject to significant limitations.

•    The underlying index is subject to risks associated with non-U.S. markets.

•    The underlying index performance will not be adjusted for changes in the exchange rate between the euro and the U.S. dollar.

•    The issuer and its affiliates may have conflicts of interest with you.

•    The U.S. federal tax consequences of an investment in the notes are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the notes. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the notes.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com